UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007.

Commission File Number 000-51341

Gentium S.p.A.

(Translation of registrant’s name into English)

Piazza XX Settembre 2, 22079 Villa Guardia (Como), Italy

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes □ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Gentium S.p.A. hereby makes the following amendments to its previously filed reports on Form 6-K as follows:

•
The report of Gentium S.p.A. filed on Form 6-K on August 15, 2006 is hereby amended so that such report and the exhibits attached thereto are incorporated by reference into the registration statement of Gentium S.p.A. on Form F-3 File No. 333-135622.

•
The report of Gentium S.p.A. filed on Form 6-K on December 6, 2006 is hereby amended so that such report and the exhibits attached thereto are incorporated by reference into the following registration statements of Gentium S.p.A. on Forms F-3: File No. 333-135622, File No. 333-137551 and File No. 333-138202.

•
The report of Gentium S.p.A. filed on Form 6-K on January 3, 2007 is hereby amended so that such report and the exhibits attached thereto are incorporated by reference into the following registration statements of Gentium S.p.A. on Forms F-3: File No. 333-135622, File No. 333-137551, File No. 333-138202 and File No. 333-139422.

•
The report of Gentium S.p.A. filed on Form 6-K on January 17, 2007 is hereby amended so that such report and the exhibit attached thereto are incorporated by reference into the following registration statements of Gentium S.p.A. on Forms F-3: File No. 333-135622, File No. 333-137551, File No. 333-138202 and File No. 333-139422.

•
The report of Gentium S.p.A. filed on Form 6-K on February 2, 2007 is hereby amended so that such report and the exhibit attached thereto are incorporated by reference into the following registration statements of Gentium S.p.A. on Forms F-3: File No. 333-135622, File No. 333-137551, File No. 333-138202 and File No. 333-139422.

•
The report of Gentium S.p.A. filed on Form 6-K on February 7, 2007 is hereby amended so that such report and the exhibits attached thereto are incorporated by reference into the following registration statements of Gentium S.p.A. on Forms F-3: File No. 333-135622, File No. 333-137551, File No. 333-138202 and File No. 333-139422.

•
The report of Gentium S.p.A. filed on Form 6-K on February 12, 2007 is hereby amended so that such report and the exhibit attached thereto are incorporated by reference into the following registration statements of Gentium S.p.A. on Forms F-3: File No. 333-135622, File No. 333-137551, File No. 333-138202 and File No. 333-139422.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GENTIUM S.P.A.

By:	/s/ Gary G. Gemignani
Name: Gary G. Gemignani
Title: Executive Vice President and Chief Financial Officer

Date: March 21, 2007